Exhibit 12.1

CMS ENERGY CORPORATION

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

		In Millions, Except Ratios
	Nine Months
	Ended	Year Ended December 31
	September 30, 2013	2012	2011	2010	2009	2008
Earnings as defined[1]
Pretax income from continuing operations	$592	$622	$606	$590	$335	$440
Exclude equity basis subsidiaries	(5)	(7)	(1)	(2)	2	(1)
Fixed charges as defined[2]	318	414	437	449	456	429
Earnings as defined[2]	$905	$1,029	$1,042	$1,037	$793	$868
Fixed charges as defined[1]
Interest on long-term debt	$289	$372	$396	$394	$383	$371
Estimated interest portion of lease rental	17	21	18	16	17	25
Other interest charges	14	23	25	42	58	35
Fixed charges as defined[2]	320	416	439	452	458	431
Preferred dividends	-	-	-	13	17	17
Combined fixed charges and preferred dividends	$320	$416	$439	$465	$475	$448
Ratio of earnings to fixed charges	2.83	2.47	2.37	2.29	1.73	2.01
Ratio of earnings to combined fixed charges and preferred dividends	2.83	2.47	2.37	2.23	1.67	1.94

NOTES:

1 Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

2 Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.